April 18, 2019

Nancy Walsh
Executive Vice President and Chief Financial Officer
PIER 1 IMPORTS, INC.
100 Pier 1 Place
Fort Worth, Texas 76102

       Re: PIER 1 IMPORTS, INC.
           Form 10-K for the Fiscal Year Ended March 3, 2018
           Filed May 2, 2018
           File No. 001-07832

Dear Ms. Walsh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products